UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For May 31, 2007

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F□

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☒
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Departure of Directors or Principal Officers; Election of Directors, Appointment of Principal Officers.

Effective May 31, 2007, Ms. Tang Lin resigned as a director and Chief Financial Officer of Fuwei Films (Holdings) Co., Ltd., a company incorporated in the Cayman Islands (the “Company”). There were no disagreements between Ms. Lin and the Company on any matter relating to the Company’s operations, policies or practices, which resulted in her resignation.

The Board of Directors (the “Board”) appointed Ms. Cindy Lu, Senior Vice President, to serve as Chief Financial Officer effective June 1, 2007. Also, effective June 1, 2007, the Board appointed Ms. Lu to serve as a director and fill the vacancy created by the resignation of Ms. Lin.

Prior to joining the Company as Senior Vice President on April 17, 2007, Ms. Lu served as the Secretary of the Board of Directors of Tiens Biotech Group (USA) from 2004 to early 2007. From 1999 to 2001, Ms. Lu worked as an associate at GE Capital Asia Pacific. Ms. Lu was a Financial Analyst for Sargent & Lundy LLP (Chicago) from 1997 to 1999. Ms. Lu has expertise in equity finance, corporate finance, mergers and acquisitions, and corporate risk management. Ms. Lu obtained her MBA in 1996 from Southeastern University, Washington DC and her Bachelor Degree in Economics in 1993 from Shandong University.

The Company does not have an employment agreement with Ms. Lu. There is no understanding or arrangement between Ms. Lu and any director, officer or any other person pursuant to which such person was appointed as a director or an officer of the Company. Ms. Lu has not in the last two years engaged in any related party transaction with the Company of the kind required to be disclosed pursuant to Item 404 of Regulation S-K.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1  Press Release dated June 1, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd

By:	/s/ Xiaoan He
Name: Xiaoan He
Title: Chairman, Chief Executive Officer

Dated: June 1, 2007